August 27, 2014

VIA EDGAR and Overnight Delivery

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn:    Larry Spirgel, Assistant Director
Kathryn T. Jacobson, Senior Staff Accountant
Dean Suehiro, Senior Staff Accountant
Emily Drazan, Staff Attorney

Re:
NETGEAR, Inc.
Form 10-K for the Year Ended December 31, 2013
Filed February 25, 2014
Form 10-Q for the Quarterly Period Ended March 30, 2014
Filed May 6, 2014
Form 10-Q for the Quarterly Period Ended June 29, 2014
Filed August 1, 2014
Form 8-K Filed July 24, 2014
File No. 000-50350

Ladies and Gentlemen:

On behalf of NETGEAR, Inc. (the “Company”), I am submitting this letter to you in response to your letter of August 15, 2014, which letter set forth comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Form 10-K filed by the Company with the Commission on February 25, 2014, the Form 10-Q filed by the Company with the Commission on May 6, 2014, the Form 10-Q filed by the Company with the Commission on August 1, 2014 and the Form 8-K filed by the Company with the Commission on July 24, 2014, with the file number set forth above. This letter sets forth the Company’s responses to the Staff’s comments.
For your convenience, we have restated your comments in italics.

Form 10-K for the Year Ended December 31, 2013
Note 8. Income Taxes, page 81

1.    We note on page 43 that you derived over 42% of your revenues internationally. Tell us why your international income before income taxes significantly declined during 2013 and accounted for only 2% of total income before income taxes.

netgear.com    O 408.907.8000    F 408.907.8097    350 E. Plumeria Drive San Jose, CA 95134-1911

RESPONSE: The Company supplementally advises the Staff that the Company’s profitability in the international territory declined from a pretax operating margin of 21% for the year ended December 31, 2012 to 2% for the year ended December 31, 2013. This decline is explained primarily by three items summarized below.
First, during 2013, the Company acquired the assets of the AirCard division of Sierra Wireless, Inc. The assets were acquired by various entities in the United States and international territory. The acquisition of intangible assets in the international territory resulted in an increase in amortization expense during 2013. This increase in expense resulted in a decrease of approximately 6% in profitability in the international territory.
The second item resulted from restructuring charges recorded in the international territory. These charges represent a decrease of approximately 2% in profitability in the international territory.
The third item relates to an IRS examination that closed late in 2012. In settling the examination, the Company agreed to adjust its intercompany transfer pricing with its foreign subsidiaries and to charge additional expense to its foreign operations from the U.S. parent, thereby increasing taxable income in the United States. For book purposes, these changes resulted in a need to correct the intercompany payables and receivables of the respective legal entities. Under IRS Revenue Procedures, taxpayers are not allowed to make such corrections to their book accounts without obtaining prior consent from the IRS. IRS consent was received December 4, 2013, at which time the Company corrected its intercompany accounts to reflect the change in transfer pricing. This resulted in an increase to intercompany receivables in the United States and an increase in the intercompany payables in the international territory. While these entries had no impact on pre-tax income in consolidation, the true-up of the accounts resulted in the recording of additional expense in the foreign territory, which represented approximately 10% of consolidated pre-tax profits for the year ended December 31, 2013.

Form 10-Q for the Quarter Ended March 30, 2014
5. Product Warranties, page 13

2.    Please tell us why your provision for warranty liability declined 13% compared to the prior period, despite a 19.1% increase in net revenues.

RESPONSE: The Company’s warranty liability is driven primarily by its obligations to direct customers and generally provides for a right of return of any product for a full refund in the event that such product is not merchantable or is found to be damaged or defective. These obligations primarily come through the Company’s retail customers located in the Americas, and therefore the provision for warranty liability is driven primarily by shipments to these customers. Although the Company experienced a 19.1% increase in total net revenues in the three months ended March 30, 2014 compared to the three months ended March 31, 2013, the Company supplementally advises the Staff that shipments to retail customers located in the Americas in the same period decreased 13.2%. This decrease is consistent with the 13.5% decrease in warranty liability. These customers predominantly sell products from the Company’s Retail Business Unit, which was a contributing factor to the year-over-year decline of 6.4% in net revenue for this business unit.

Form 10-Q for the Quarter Ended June 29, 2014
Service Provider, page 42

3.    Tell us what drove the 58.3% revenue growth at the Service Provider segment in the EMEA during the first quarter and why that growth was not sustained during the second quarter.

RESPONSE: The Company supplementally advises the Staff that net revenue in the Company’s Service Provider Business Unit increased 58.3% for the three months ended March 30, 2014 compared to the three months ended March 31, 2013 primarily as a result of the Company’s acquisition of the AirCard division of Sierra Wireless, Inc., which closed on April 2, 2013. Net revenue from the AirCard business was not included in the Company’s financial results for three months ended March 31, 2013 because the acquisition occurred subsequent to that quarter end. The Company has provided pro forma financial information in Note 3, Business Acquisitions, of the Notes to Unaudited Condensed Consolidated Financial Statements to reflect the combined results of its operations and those of the AirCard business as though the acquisition occurred as of the beginning of fiscal year 2012. The Company disclosed the combined consolidated net revenue for the three months ended March 31, 2013 would have been $338 million if the acquisition had occurred as of the beginning of fiscal year 2012, representing an incremental $45 million in net revenue for the Service Provider Business Unit from the Company’s actual results in such period. Because results from the AirCard business were included in the Company’s financial results beginning in the three months ended June 30, 2013, as well as the three months ended June 29, 2014, the first quarter year-over-year growth was not sustained.

Form 8-K filed July 24, 2014
NETGEAR Reports Second Quarter Results

4.    It appears that you give undue prominence to your non-GAAP measures for Gross Margin and Operating Margin in the body of your press release since you do not report the comparable GAAP measures. Please revise in future filings.

RESPONSE: The Company acknowledges the Staff’s comment and confirms that it will present the comparable GAAP measures with equal or greater prominence than the noted non-GAAP measures in future earnings releases.

Undertakings

In connection with responding to the comments of the Staff, the Company acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding these responses, please contact the undersigned at 408-890-3055 or akim@netgear.com, or Christine Gorjanc, the Company’s Chief Financial Officer, at 408-890-3062 or cgorjanc@netgear.com.

Sincerely,

NETGEAR, Inc.

/s/ Andrew W. Kim

Andrew W. Kim
Senior Vice President, Corporate Development and General Counsel